UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. __)

☐ Filed by the Registrant

☑ Filed by a party other than the Registrant

CHECK THE APPROPRIATE BOX:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material under §240.14a-12

GENWORTH FINANCIAL, INC.
(Name of Registrant as Specified in Its Charter)

SCOTT KLARQUIST
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

PAYMENT OF FILING FEE (CHECK ALL BOXES THAT APPLY):

☑ No fee required
☐ Fee paid previously with preliminary materials
☐ Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PROXY STATEMENT OF SCOTT KLARQUIST

APRIL 19, 2022

Dear Fellow Genworth Financial, Inc. Shareholders:

The undersigned, Scott Klarquist ("Mr Klarquist", "I" or "me"), currently owns 50,100 shares of Genworth Financial, Inc., a Delaware corporation ("Genworth", "GNW" or the "Company"). As a shareholder of Genworth as far back as 2016 and an author of several (in my humble opinion) prescient analyses of our Company publicly available on the Internet*, I have sought to engage with the Company's Board of Directors (the "Board") to improve the corporate governance at the Company by submitting my nomination as a director candidate for the 2022 Annual Meeting. Unfortunately, the Company declined to nominate me without having even a single member of Genworth's Nominating and Corporate Governance Committee contact me (let alone interview me, even via a simple 5-minute phone call or Zoom meeting).

The Board has determined to re-nominate for election to the Board at the Company's 2022 annual meeting of shareholders (the "Annual Meeting") the following members of the Company's Compensation Committee: Karen E. Dyson, Jill R. Goodman, Melina E. Higgins and Robert P. Restrepo Jr., (collectively, the "Compensation Committee Directors"). As further discussed in the attached Proxy Statement, I believe that Genworth's senior executive compensation system is seriously flawed and that the continued presence on the Board of the Compensation Committee Directors would therefore likely harm the Company's operating performance and stock price. **To take just one obvious data point, consider that Genworth's CEO James McInerney has been awarded $70 million in total compensation by our Board since he took office on January 1, 2013 through December 31, 2021 (including $30 million in total cash compensation), while during that period shareholders have suffered a total loss of 50% on their investment in GNW stock.** All during a raging bull market, with the S&P 500 up over 210% (plus dividends)! This largesse to the CEO appears to me all the more insulting to Genworth shareholders in light of his backing **no less than 17(!) extensions of the doomed China Oceanwide merger without any ticking or termination fee**, resulting in the waste, in my estimation, of untold millions of shareholder funds and thousands of Genworth employee man-hours. Clearly something seems amiss here.

Since I am not proposing an alternate slate of directors and am no longer a nominee or candidate for election to the board at this year's annual meeting, I believe the election is uncontested despite my opposition to the Compensation Committee Directors. The Company has a director resignation policy in place for uncontested elections, whereby any nominee in an uncontested election who does not receive a majority of votes cast shall promptly tender his or her resignation from the Board of Directors following the certification of the stockholder vote. Under the policy, the Nominating and Corporate Governance Committee will assess the appropriateness of the nominee continuing to serve as a director and will recommend to the Board of Directors whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the reason for the decision. Please see the section entitled "Votes Required For Approval" in the attached proxy statement for more information on this topic.

Regardless of whether a majority or plurality voting standard applies at this year's meeting, if my proxy solicitation results in any director failing to receive a majority of the votes cast for his or her election, then I believe it would clearly be inappropriate and inconsistent with contemporary corporate governance for any such director to continue to serve on the Board. I believe the failure of the Board to accept any tendered resignations that may result from the Annual Meeting would be a violation of proper corporate governance, and in direct opposition to a clear shareholder directive.

I urge you to carefully consider the information contained in the accompanying Proxy Statement and support my efforts by signing, dating and returning the enclosed **BLUE** proxy card today to (A) **WITHHOLD** your vote on the re-election of the Compensation Committee Directors as directors at the Annual Meeting [Proposal 1] and (B) vote **AGAINST** the Company's advisory vote on executive compensation [Proposal 2]. The accompanying Proxy Statement and the enclosed **BLUE** proxy card are first being mailed to shareholders on or about April 19, 2022.

If you have already voted for the Company's nominees, you have every right to change your vote by signing, dating and returning a later dated **BLUE** proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please reach out to me using the contact information listed below.

Thank you for your support,

/s/ Scott Klarquist

Scott Klarquist

* See Seven Corners Capital's articles from 2017 and 2018 on Seeking Alpha re GNW.

*If you have any questions, require assistance in voting your BLUE
proxy card, or need additional copies of my proxy materials, please
contact Mr Klarquist as follows:*

**85 Broad Street, 18th Floor
New York, NY 10005
(646) 592-0498
Email: info@sevencornerscapital.com**

2022 ANNUAL MEETING OF SHAREHOLDERS
OF
GENWORTH FINANCIAL, INC.
_____

PROXY STATEMENT
OF
SCOTT KLARQUIST
_____

PLEASE SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD TODAY

Scott Klarquist ("Mr Klarquist", "I" or "me") currently owns 50,100 shares of Genworth Financial, Inc., a Delaware corporation ("Genworth", "GNW" or the "Company"), and seeks your support using the **BLUE** proxy card at the Company's 2022 annual meeting of shareholders, scheduled to be held virtually on May 19, 2022, at 9:00 a.m., EST, (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the "Annual Meeting"). The **BLUE** proxy card will allow shareholders to vote on the following proposals under consideration at the Annual Meeting:

·   Whether to elect nine directors to our Board of Directors (the "Board"), including the following members of the Company's Compensation Committee: Karen E. Dyson, Jill R. Goodman, Melina E. Higgins and Robert P. Restrepo Jr. (collectively, the "Compensation Committee Directors");

·   The advisory vote on the compensation of the Company's named executive officers;

·   The ratification of the appointment of the Company's independent auditor for the fiscal year ending December 31, 2022; and

·   Such other business that is properly brought before the Annual Meeting.

This Proxy Statement and the enclosed **BLUE** proxy card are first being mailed to shareholders on or about April 19, 2022. I am asking you to (A) **WITHHOLD** your vote on the re-election of the Compensation Committee Directors as directors at the Annual Meeting [Proposal 1] and (B) vote **AGAINST** the Company's advisory vote on the compensation of the Company's named executive officers [Proposal 2].

Since I am not proposing an alternate slate of directors and am no longer a nominee or candidate for election to the board at this year's annual meeting, I believe the election is uncontested despite my opposition to the Compensation Committee Directors. The Company has a director resignation policy in place for uncontested elections, whereby any nominee in an uncontested election who does not receive a majority of votes cast shall promptly tender his or her resignation from the Board of Directors following the certification of the stockholder vote. Under the policy, the Nominating and Corporate Governance Committee will assess the appropriateness of the nominee continuing to serve as a director and will recommend to the Board of Directors whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the reason for the decision. See the Section "Votes Required for Approval" herein for further information.

Regardless of whether a majority or plurality voting standard applies at this year's meeting, if this proxy solicitation results in any director failing to receive a majority of the votes cast for his or her election, then I believe it would clearly be inappropriate and inconsistent with contemporary corporate governance for any such director to continue to serve on the Board. I believe the failure of the Board to accept any tendered resignations that may result from the Annual Meeting would be a violation of proper corporate governance, and in direct opposition to a clear shareholder directive.

Shareholders are advised that the Company's nine nominees, including the Compensation Committee Directors, are not my nominees, have not consented to be named in these proxy materials, and are the nominees of Genworth. Because the Compensation Committee Directors are not my nominees and have not consented to be named in this proxy statement, they are not participants in this solicitation. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's proxy statement. I can provide no assurance that any of the Company's nominees will serve as directors if elected or that the Compensation Committee Directors will submit their resignations if they are elected by a plurality of the votes cast, but fail to receive a majority.

I intend to vote my shares as follows: **WITHHOLD** with respect to the election of the Compensation Committee Directors; **FOR** all other Company nominees (other than the Compensation Committee Directors); **AGAINST** the approval of the advisory vote on the compensation of the Company's named executive officers; and **FOR** the ratification of the Company's independent auditors for the fiscal year ending December 31, 2022. Please note, however, that all shares of Common Stock represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with my recommendations and voting instructions specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting. Please see the "Voting and Proxy Procedures" section of this Proxy Statement and the BLUE proxy card for additional detail.

The Company has set the close of business on March 21, 2022 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the "Record Date"). The mailing address of the principal executive offices of the Company is 6620 West Broad Street, Richmond, Virginia 23230. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. As of the Record Date, there were 510,096,390 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY MR KLARQUIST AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. I AM NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH I AM NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

I URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD TO (A) **WITHHOLD** YOUR VOTE ON THE RE-ELECTION OF THE COMPENSATION COMMITTEE DIRECTORS AS DIRECTORS AT THE ANNUAL MEETING [PROPOSAL 1] AND (B) VOTE **AGAINST** THE COMPANY'S ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS [PROPOSAL 2].

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED **BLUE** PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and my BLUE proxy card are available at www.sevencornerscapital.com

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. I urge you to sign, date, and return the enclosed BLUE proxy card today to (A) WITHHOLD your vote on the re-election of the Compensation Committee Directors as directors at the Annual Meeting [Proposal 1], (B) vote AGAINST the Company's advisory vote on the compensation of the Company's named executive officers [Proposal 2], and (C) in accordance with my recommendations on the other proposal(s) on the agenda for the Annual Meeting.

·   If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to me in the enclosed postage-paid envelope today.

·   If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions. As a beneficial owner, you may vote the shares at the Annual Meeting only if you obtain a legal proxy from the broker or bank giving you the rights to vote the shares.

·   Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, I urge you not to return any proxy card you receive from the Company. Even if you return the Company proxy card marked "withhold" as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of my proxy materials, please contact Mr Klarquist as follows:

85 Broad Street, 18th Floor
New York, NY 10005
(646) 592-0498
Email: info@sevencornerscapital.com

BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

· In late March 2021, Mr Klarquist acquired 100 shares of the Company's common stock and subsequently transferred these shares into record ownership.

· On February 2, 2022, Mr. Klarquist delivered a notice of his intent to nominate himself as a candidate for election to the Board at the 2022 Annual Meeting (the "Nomination Notice"), stating in the notice that "while I do not currently intend to solicit proxies for the 2022 annual meeting, I reserve the right to change this decision at a later date."

· Two days later, on February 4, 2022, Compensation Committee Director Restrepo purchased 50,000 shares of GNW stock on the open market, his first such open market purchase of the Company's stock since joining the Board in 2016.

· On February 11, 2022, the Company delivered notice to Mr. Klarquist that his Nomination Notice did not comply with the requirements for notices of director nominations contained in the Company's bylaws. The company also provided the Company's standard directors' and officers' questionnaire, as requested by Mr. Klarquist in his February 2 letter. The next day, on February 12, 2022, Mr Klarquist responded to the Company's corporate secretary as follows: "[M]ost (if not all) of the items you claim are "missing" are actually points about which you are either confused or incorrect. Nevertheless, while maintaining that there's nothing "missing" in the nomination letter, I will attempt to re-submit by your deadline in order to make things more clear for you."

· On February 14, 2022, Mr. Klarquist provided the Company with supplemental information regarding his Nomination Notice.

· On February 15, 2022, the Company informed Mr. Klarquist that his Nomination Notice, as supplemented, continued to not comply with the requirements for notices of director nominations contained in the company's bylaws.

· On February 16, 2022, Mr. Klarquist provided the Company with supplemental information regarding his Nomination Notice and a completed directors' and officers' questionnaire. Mr Klarquist also made the following request to the Company's corporate secretary: "Please let me know ASAP when I can speak to any of the so-called "independent" members of GNW's Governance & Nominating Committee about my candidacy (since I'm certain they are all in favor of best-in-class corporate governance, no doubt they will be eager to interview me given my expertise in identifying companies [like Genworth] with sub-optimal governance practices). I am available anytime this week or next to do a Zoom call with them." The Company never responded to Mr Klarquist's request and offer to meet.

· On March 2, 2022, the Company informed Mr. Klarquist that the Nominating and Corporate Governance Committee had determined not to recommend his name for election to the Board and that the Company intended to disclose the Nomination Notice in this Proxy Statement.

· On March 11, 2022, Mr. Klarquist informed the Company that he intended to solicit proxies from certain of the Company's stockholders.

· On March 14, 2022, Mr. Klarquist submitted a books and records demand pursuant to Section 220 of the Delaware General Corporation Law, requesting certain information regarding the record and beneficial owners of GNW stock in order to communicate with them regarding the 2022 Annual Meeting (the "Books and Records Demand"), and further notified the Company that he had acquired 10,000 shares of the company's Class A Common Stock.

· On March 18, 2022, Mr. Klarquist informed the Company that he intended to solicit stockholders to vote against the Company's director nominees, rather than in favor of his own candidacy.

· On March 21, 2022, the Company responded to the Books and Records Demand, demanding the payment from Mr Klarquist in advance of an unspecified amount of money to the Company in order for him to receive any of the requested books and records.

· On March 23, 2022, Mr. Klarquist informed the Company that he would agree not to solicit any proxies for the 2022 Annual Meeting if the Company agreed to provide him with a subset of the requested books and records at no cost to him.

· On March 24, 2022, the Company's counsel responded to Mr Klarquist, again demanding an advance payment (total amount still unspecified, but approximately $500 for the list of GNW shareholders of record) for any books and records.

· Later on March 24, 2022, Mr. Klarquist responded to the Company's counsel as follows: "I guess we've reached a deadlock on all of this & I don't want to waste any more time with fruitless back-and-forth emails (GNW clearly is not willing to be reasonable), so I don't see any need to communicate any further on the above points."

· On March 28, 2022, the Company filed its preliminary proxy statement with respect to the 2022 Annual Meeting.

· On April 5, 2022, the Company filed a revised version of its preliminary proxy statement with respect to the 2022 Annual Meeting. Also on April 5, 2022, Mr Klarquist acquired an additional 20,000 shares of the company's Class A Common Stock on the open market.

· On April 6, 2022, Mr Klarquist filed an open letter to GNW shareholders on Form DFAN14A. Later in the day on April 6, 2022, the Company filed its definitive proxy statement with respect to the 2022 Annual Meeting. Mr Klarquist filed his preliminary proxy statement the following day, on April 7, 2022.

· On April 12, 2022, Mr Klarquist acquired an additional 20,000 shares of the company's Class A Common Stock on the open market.

· On April 14, 2022, Mr Klarquist officially withdrew as a nominee for election as a director at the Company's 2022 annual meeting.

· On April 14, 2022, Mr Klarquist filed a revised version of his preliminary proxy statement with respect to the 2022 Annual Meeting.

· On April 19, 2022, Mr Klarquist filed his definitive proxy statement with respect to the 2022 Annual Meeting.

REASONS FOR THE SOLICITATION

In My View Genworth's Compensation Committee Directors Have Failed Shareholders and Need to be Removed

Incentives determine outcomes. As Charlie Munger has said, "Never, ever, think about something else when you should be thinking about the power of incentives." By far the most important incentives for any corporate executive are the terms of such executive's short and long-term compensation. Unfortunately, I believe Genworth's senior executive compensation makes little sense, due to the decisions made by Genworth's Compensation Committee, as further explained herein. Therefore I am soliciting shareholders to vote **WITHHOLD** with respect to the election of each of **Karen E. Dyson, Jill R. Goodman, Melina E. Higgins and Robert P. Restrepo Jr.** to the Board at the Annual Meeting, because I believe it will send a strong message to the Board that shareholders are dissatisfied with Genworth's executive compensation policies and will cause it to take action to protect the shareholders' investment in our Company.

Genworth's executive compensation system regarding its senior officers, such as Genworth's CEO Thomas E. McInerney, appears to me to be deeply flawed. **To take just one obvious data point, consider that Genworth's CEO James McInerney has been awarded $70 million in total compensation by our Board since he took office on January 1, 2013 through December 31, 2021 (including $30 million in total cash compensation), while during that period shareholders have suffered a total loss of 50% on their investment in Genworth stock (including receiving zero dividends).** All during a raging bull market, with the S&P 500 up over 210% (plus dividends)!

CEO McInerney	Base Salary	Cash Incentive Bonus	Stock Awards	Option Awards	Other Comp	TOTAL	TOTAL CASH COMP
2013	973,799	3,000,000	790,000	7,056,600	165,665	11,986,064	3,973,799
2014	996,803	0	1,142,250	0	557,312	2,696,365	996,803
2015	1,035,141	1,200,000	775,000	0	175,372	3,185,513	2,235,141
2016	996,804	3,000,000	4,215,000	0	328,453	8,540,257	3,996,804
2017	996,804	3,000,000	4,443,080	0	525,327	8,965,211	3,996,804
2018	996,804	2,500,000	5,291,240	0	523,900	9,311,944	3,496,804
2019	1,000,000	2,500,000	5,139,528	0	463,106	9,102,634	3,500,000
2020	1,000,000	2,540,000	3,350,874	0	466,714	7,357,588	3,540,000
2021	1,000,000	3,000,000	4,063,966	0	435,413	8,499,379	4,000,000
Totals	**8,996,155**	**20,740,000**	**29,210,938**	**7,056,600**	**3,641,262**	**69,644,955**	**29,736,155**

Source: GNW Proxy Statements 2014-2022. Amounts in $.

This largesse to the CEO appears to me all the more insulting to Genworth shareholders in light of his backing **no less than 17(!) extensions of the doomed China Oceanwide merger without any ticking or termination fee (note that Directors Higgins and Restrepo were both on our Board throughout the entirety of this fiasco)**, resulting in the waste, in my estimation, of untold millions of shareholder funds and thousands of Genworth employee man-hours. While CEO McInerney likely enjoys receiving millions in cash compensation per year courtesy of the shareholders regardless of whether the shareholders win or lose (what CEO wouldn't?), he apparently is not willing to bet on himself via our stock, as he has been dumping GNW shares in recent months at a staggering pace. Per his SEC Form 4 filings, he sold 150,000 shares on the open market last November 15th and jettisoned another 150,000 shares on the open market on February 22nd, in addition to selling an additional 1,005,609 shares on March 1st as part of a PSU vesting, in each case at a small fraction of Genworth's reported book value. Clearly something seems amiss here.

In uncontested elections, the Company has a director resignation policy in place, whereby any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall submit to the Board a letter of resignation for consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee (excluding any nominee in question if a member thereof) shall evaluate such offer of resignation in light of the best interests of the Company and its shareholders and shall recommend to the Board the action to be taken with respect thereto. The Board shall then act promptly with respect to the letter of resignation and the Company shall publicly disclose the decision of the Board. Please note, though, that the Company has taken the position in its April 6, 2022 proxy statement that the 2022 election will be "contested" (as defined in Genworth's bylaws). Please see the "Voting and Proxy Procedures" section of this Proxy Statement for additional information on this topic.

I Believe the Company Has Used a Faulty Peer Group and a Compliant Compensation Consultant

Genworth's executive compensation system is only as good as the decisions collectively made by the Compensation Committee Directors. In other words, "garbage in, garbage out." Since almost every public company (including ours) benchmarks its compensation practices against those of a self-selected peer group, it is instructive to analyze Genworth's peer group, which includes the following 14 companies (see page 47 of Genworth's 2022 proxy statement): Aflac, Inc.; American Financial Group, Inc.; Assurant, Inc.; CNA Financial Corporation; CNO Financial Group, Inc.; Fidelity National Financial; First American Financial Corporation; Hanover Insurance Group; Lincoln National Corporation; MGIC Investment Corporation; Principal Financial Group, Inc.; Radian Group; Reinsurance Group of America, Inc.; and Unum Group (collectively, the "Genworth Peer Group"). Unfortunately, the Genworth Peer Group bears no resemblance to our company as regards market capitalization, which is usually (in my experience reviewing proxy statements) a key determinant in identifying peer groups (in addition to type of business):

⇨ Current Genworth market cap: $1.9B, versus current Genworth Peer Group Average Market Cap: $11.3B (smallest, Radian: $3.8B; largest, Aflac: $41B)

The average market cap of the Genworth Peer Group is over 5X that of our company (indeed, the smallest market cap in the Genworth Peer Group is over double that of Genworth)! In determining executive compensation, I do not believe Genworth has any business comparing itself to competitors with market caps that are 2X to 20X higher; rather, Genworth should compare itself to similar companies in the $1 billion to $3 billion market cap range, such as mortgage insurer NMI Holdings Inc, or "NMIH" (current market cap: $1.7B), whose C-suite executives make about half of the compensation of Genworth's:

GNW C-suite Top 5	Total GNW 2021 Compensation	NMIH C-suite Top 5	Total NMIH 2021 Compensation
McInerney	8,499,379	Merkle	4,970,949
Sheehan	5,579,800	Shuster	2,824,871
Gupta	11,006,561	Pollitzer	2,822,604
Haendiges	2,682,654	Leatherberry	2,436,972
Bobitz	2,229,729	Mathis	2,338,198
Total	**29,998,123**	**Total**	**15,393,594**

Source: 2022 GNW and NMIH Proxy Statements. Amounts in $.

Perhaps unsurprisingly for a company that appears to prioritize its shareholders by properly reining in corporate expenses, in 2021 the ratio of the total compensation of NMIH's CEO to its average employee was a respectable 28:1, whereas the same ratio for Genworth's CEO was 81:1 (no, not a typo), or 3X that of NMIH. (See page 78 of Genworth's 2022 Proxy Statement.) Double or triple (depending on the metric used) the compensation for a vastly inferior long-term total shareholder return (during the past five years, NMIH's stock has outperformed Genworth's by approximately 7,000 basis points) is not something to write home about—and the buck stops with the enablers of this, Genworth's Compensation Committee Directors.

Strangely, per page 35 of Genworth's 2022 Proxy Statement, our Compensation Committee has retained a compensation consultant (Steven Hall & Partners, LLC) that has just two employees (per its website) and appears, based on a full-text search on EDGAR, to have represented just a handful other public companies over the past year, one of which (Kohl's) is currently embroiled in a proxy war. The challenger in the Kohl's contest (Macellum Advisors) said this in its March 18, 2022 proxy statement: "We believe that [Kohl's] Board has approved a poorly designed executive compensation program that insufficiently ties rewards to performance". Why haven't the Compensation Committee Directors hired a more reputable firm for compensation advice, such as Semler Brossy or F.W. Cook? Is it because a tiny firm such as Steven Hall & Partners, lacking the scale to offset overhead costs enjoyed by larger compensation consultancies, might just be a bit more desperate for fee income and therefore more willing to rubber-stamp whatever compensation scheme our Board comes up with (no matter how illogical)?

The Specifics of Genworth's Executive Compensation System Raise More Questions than Answers For Me

The specific metrics and criteria used to determine the compensation for our Company's NEOs raise more questions than answer for me, such as the following:

- The Company Proxy (Page 41), Note 1, states: "Mr. Bobitz resigned from his position as Executive Vice President and General Counsel effective December 31, 2021, but will remain employed with the company in an advisory role through June 30, 2022." Why is Mr Bobitz being paid for 6 months after his resignation? What is he "advising" on, how much is the Company paying him and how many hours per week is he required to work?

- The Company Proxy (Page 42), states: "Genworth also reduced annual operating expenses by approximately $75million on a run-rate basis." How is this calculated? The line item for consolidated "acquisition and operating expenses" for both Q4 2021 and full year 2021 was higher year over year, according to the Company's own financial statements in its 2021 Form 10-K filing.

- The Company Proxy (Page 43), states: "U.S. Life business exceeded expectations in its expense management efforts." What are these expense management targets and where are they disclosed? Also on Page 43, we are told: "Investments strategic asset production & environmental, social & governance investment initiatives exceeded target goals." Similarly, what are these target goals and where are they disclosed? Lastly on this page we find a sentence beginning with the following preamble: "In consideration of the favorable feedback received on our compensation design over the past three years..." Does the Company really believe that garnering 84%, 90% & 91% (respectively) over the past 3 years (and, moreover, with these percentages trending in the wrong direction) on its executive compensation advisory votes is "favorable"? This is far below what Genworth's self-defined "peers" seem to receive (see, e.g., AFLAC, which had results of 96%, 98% and 97% for the same years).

- The Company Proxy (Page 49) lists multiple "Key Financial Objectives" for which Genworth's actual 2021 results either almost reached or barely exceeded the "maximum" level needed for the highest possible bonus payment. For example, 2021 LTC In-Force Rate Actions Gross Incremental Premium Approvals came in at $403 million, less than 1% above the $400 million "maximum" bonus threshold for this test. Similarly, Enact's 2021 Adjusted Operating Income was $520 million, or 99.4% of the $523 million "maximum" bonus threshold for this metric. And 2021 Net Investment Income was $3,370 million, or 99.8% of the "maximum" bonus threshold of $3,377 million. **How likely is it that actual 2021 financial results for so many different uncorrelated financial metrics could so closely mirror the precise numbers required in order for Genworth's C-suite executives to cash in "maximum" short-term bonuses?** On what date in 2021 were these "Key Financial Objectives" established by our Compensation Committee Directors? Were any of these subsequently amended? Where are Genworth's 2022 key financial objectives disclosed? If they aren't, why not?

- The Company Proxy (Page 50), Note 4, refers to "adjusted levered operating income" and "average ending Genworth's levered equity attributable to Enact." How is each of these defined/calculated? Where is the numerical calculation of the "Operating ROE for Enact" metric for 2021 in the Company Proxy? Why is it determined over trailing 5 quarters, instead of 4? In addition, why did Genworth's 2020 Proxy Statement refer to "adjusted unlevered operating income" and "unlevered equity" (i.e., why did it change for 2021)?

- **The Company Proxy (Page 52) claims that the 2021 short-term incentive compensation for CEO McInerney was determined "based on the achievement of the financial and strategic measures indicated below", yet no such financial or strategic measures, nor any percentage weightings for such measures for bonus purposes, are listed below.** (In last year's proxy statement, such measures appeared, but only 34% of the CEO's annual incentive pay that year was tied to specific financial metrics, while two-thirds was based on undefined and unmeasured objectives like "Right Size Organization" and "Close China Oceanwide Transaction OR Implement Strategic Alternatives" (truly a Pass/Fail test if I've ever seen one!)) Our Compensation Committee Directors also lauded him for "developing and executing a new strategy after the China Oceanwide transaction" and decided to grant him a bonus for 2021 equal to 150% of his targeted amount (why 150%?), when I believe should have been reprimanded (not rewarded) by the Board for allowing the China Oceanwide debacle to drag on so long in the first place.

- The Company Proxy on Pages 52-54 discloses that each of the five Company NEOs achieved between 135% and 150% of their targeted bonus for 2021, despite Genworth's stock price appreciating a pedestrian 7% during the year (well below the S&P 500's total return). **Does anybody in the Genworth C-suite ever receive a grade of "B" or "C", instead of "A" or "A-minus"?** Talk about grade inflation.

- In my view, any discussion of Genworth's long-term incentive compensation (on Pages 55-60 of the Company Proxy) is moot, since I do not think the Company should be handing out any such compensation to its senior executives while shareholders have lost money betting on them via Genworth's stock during the past five-year bull market (especially in light of how much these executives receive in aggregate short-term pay). However, it is worth noting that the metrics seem to change with every three-year cycle, with the 2019-2021 LTI goal consisting solely of 3-year Consolidated Genworth Adjusted Operating Income (see further regarding the "self-grading" aspects of this definition below), which then changed for the 2020-2022 cycle to (A) Enact & Genworth Mortgage Insurance Australia Adjusted Operating Income (2/3) and (B) Net Present Value of Approved Rate Actions (1/3), only to change once again for 2021-2023 to (x) Consolidated Genworth Adjusted Operating Income (80%) and (y) Total Shareholder Return (20%). **I see no rhyme or reason to these constantly changing metrics, nor do they appear to have resulted in any increase in Genworth's long-term share price, which has been stuck around the $4/share level for the past 5 years.**

- Shareholders should note that the definition of "Genworth Consolidated Adjusted Operating Income" on Page 57 of the Company Proxy specifically excludes an extensive list of items for compensation purposes (virtually all of which might negatively affect the measurement of such income, rendering the metric problematic in gauging true operating performance, in my opinion). These exclusions include "impacts from in-force reserve changes from future period assumption changes (e.g. mortality, interest rate, expense, lapse, morbidity), methodology changes (e.g. changes that would arise from a system conversion), changes in foreign exchange rates, tax changes based on updated regulations, guidance, assessments, or refinements related to technical areas of the Tax Cuts and Jobs Act, legal fees and settlement costs related to merger & acquisition litigation, any strategic deal-related expenses (e.g. 3rd party legal, actuarial or reinsurance support for negotiating or implementing a transaction), and professional fees related to the implementation of the Long Duration Targeted Improvements ("LDTI") accounting standard". **The Company even excludes the effect of "strategic transactions in 2021, 2022 or 2023 that are not included in forecast assumptions" in determining its 3-year LTI operating performance.**

- In demonstrating the **Compensation Committee Directors' apparently uncanny ability to devise new ways to distribute shareholder money to Genworth's senior executives**, the Company Proxy on Pages 65-66 discloses that Genworth (meaning us, the shareholders) not only paid a so-called "Cash Retention Bonus" of $3,000,000 to Enact's CEO Gupta in 2021 (aren't his Base Salary plus various cash and stock bonuses retention payments enough?), but it also paid a so-called "Cash Separation Payment" of $1,875,000 to Genworth's former COO Schneider, who quit in January 2021 (in return for quitting, Mr Schneider also received a pro-rated annual incentive payment of $468,750, payments related to health benefits of $51,374 and accelerated RSU vesting with an aggregate value of $753,719).

What Motivates the Compensation Committee Directors:
Building Wealth for Genworth Shareholders or for the Company's C-Suite Insiders?

In light of the foregoing, rational Genworth shareholders should ask themselves: Who are the Compensation Committee Directors serving on behalf of, the shareholders (the true owners of the Company) or the members of Genworth's C-suite? We might conceivably take solace that the answer is the former if any of the Compensation Committee Directors had demonstrated a firm commitment to align their financial interests with those of the shareholders in the past, but in my opinion this sadly has not been the case. **None of Compensation Committee Directors Higgins, Dyson or Goodman has ever purchased a single share of Genworth stock on the open market, and, while Director Restrepo deserves some credit in recently buying 50,000 shares, his purchase came two days after I submitted my director nomination (since withdrawn) and a proxy contest was therefore suddenly in prospect. A coincidence? Or was Director Restrepo's purchase defensive and reactionary?** Prior to the submission of my director nomination, Mr Restrepo had never purchased open market shares of Genworth stock since joining our Board in late 2016.

In addition, each of the Compensation Committee Directors serves on the boards of various other public and non-public companies, calling into question their willingness to challenge entrenched management. Compensation Committee Director Restrepo, for example, also serves on the boards of RLI Corp (where he made $175,000 in director fees for 2021) and Enact Holdings (thereby earning **double director fees** courtesy of Genworth shareholders, since we own 82% of Enact). Compensation Committee Director Dyson (the committee chair), on the other hand, serves on the boards of USAA Federal Savings Bank (since October 2017); CALIBRE Systems, Inc. (since October 2018); and the Army Emergency Relief Organization (since 2020). Why rock the boat as a director, if one can instead rubber-stamp the CEO's lucrative compensation package and empire-building plans and thereby collect director fees well into the six figures, while working just a few weeks a year? **Each of Genworth's Compensation Committee Directors, for example, stands to make a *minimum* of $270,000 in director fees annually for serving on our Board (versus $242,000 in 2020), plus additional fees for serving as a committee chair or board chair—that is, so long as they don't get ejected from the director suite for being obstreperous** (the Nomination Committee can simply decline to renominate any such director at the next annual meeting, perhaps following a not-so-subtle hint from the CEO).

Lastly, in a strange side note, one of the Compensation Committee Directors seems to have her age listed incorrectly in Genworth's preliminary proxy statement. Director Dyson should currently be either 63 or 64 years old (rather than 62), based on her college graduation date of 1980 (per an article about her on Missouri State's website), which implies a birth date for her sometime in 1958. Given this fact, I wonder what professional credentials listed in Genworth's preliminary proxy statement for our Directors might prove to be inaccurate upon closer examination. I sincerely hope and believe the answer is "none", but as a famous politician one said: "Trust, But Verify". In my view, this motto applies to nearly everything the Company claims in its proxy statement.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board currently has nine members up for election at the Annual Meeting, including the Compensation Committee Directors. I am seeking your support to **WITHHOLD** your vote on the re-election of **the Compensation Committee Directors** as directors at the Annual Meeting. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's proxy statement.

Since I am not proposing an alternate slate of directors and am no longer a nominee or candidate for election to the board at this year's annual meeting, I believe that the election is uncontested despite my opposition to the Compensation Committee Directors. The Company has a director resignation policy in place for uncontested elections, whereby any director who receives a greater number of votes "withheld" from his or her election than votes "for" such election must submit to the Board a letter of resignation for consideration by the Nominating and Corporate Governance Committee. Under the policy, the Nominating and Corporate Governance Committee (excluding any nominee in question if a member thereof) will then evaluate such offer of resignation in light of the best interests of the Company and its shareholders and recommend to the Board the action to be taken with respect thereto. Promptly following receipt of the recommendation of the Nominating and Corporate Governance Committee, the Board (excluding any nominee in question) would act with respect to such letter of resignation and shall notify the nominee of its decision. See the Section "Votes Required for Approval" herein for further information.

If I am successful in soliciting your support to WITHHOLD your vote from the election of the Compensation Committee Directors such that each of the Compensation Committee Directors receive more votes "withheld" from his election than votes "for" his election at the Annual Meeting, each of the Compensation Committee Directors must tender his resignation to the Board for consideration by the Nominating and Corporate Governance Committee. I believe the failure of the Board to insist on the resignations of the Compensation Committee Directors in the event they fail to receive a majority of the votes cast for their election would be in direct opposition to a clear shareholder directive and inconsistent with the Company's Governance Guidelines.

Shareholders are advised that the Company's nine nominees, including the Compensation Committee Directors, are not the nominees of Mr Klarquist, have not consented to be named in these proxy materials, and are the nominees of Genworth. Because the Compensation Committee Directors are not my nominees and have not consented to be named in this proxy statement, they are not participants in this solicitation. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's proxy statement. This Proxy Statement does not include authority to vote for the Compensation Committee Directors. Should you choose to vote in favor of either of the Compensation Committee Directors you must use the Company's proxy card. I can provide no assurance that any of the Company's nominees will serve as directors if elected or that the Compensation Committee Directors will submit their resignations if they are elected by a plurality of the votes cast, but fail to receive a majority.

I STRONGLY URGE YOU TO "WITHHOLD" YOUR VOTE FROM THE ELECTION OF KAREN E. DYSON, JILL R. GOODMAN, MELINA E. HIGGINS AND ROBERT P. RESTREPO JR. ON THE ENCLOSED BLUE PROXY CARD.

I MAKE NO RECOMMENDATION WITH RESPECT TO THE ELECTION OF THE OTHER COMPANY NOMINEES AND INTEND TO VOTE MY SHARES "FOR" THEIR ELECTION.

PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company's proxy statement and pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, the Company is asking shareholders to approve, on an advisory basis, the Company's compensation of its named executive officers. Accordingly, the Company is asking shareholders to vote FOR the approval, on an advisory basis, of the compensation of the Company's named executive officers.

This vote is an advisory vote only and will not be binding on the Company, the Board of Directors or the Compensation Committee, and will not be construed as overruling a decision by, or creating or implying any additional fiduciary duty for, the Board of Directors or the Compensation Committee. The Compensation Committee will consider the outcome of the vote when making future compensation decisions for the Named Executive Officers.

I have serious concerns with the compensation to the Company's named executive officers and therefore believe shareholders should vote **AGAINST** this proposal. [SEE DISCUSSION BEGINNING ON PAGE 8 ABOVE].

I RECOMMEND A VOTE "AGAINST" THE APPROVAL OF THE ADVISORY RESOLUTION APPROVING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS AND INTEND TO VOTE MY SHARES "AGAINST" THIS PROPOSAL.

PROPOSAL NO. 3

**RATIFICATION OF APPOINTMENT OF
THE INDEPENDENT AUDITOR**

As discussed in further detail in the Company's proxy statement, the Audit Committee of the Board (the "Audit Committee") has selected KPMG LLP ("KPMG") to act as the Company's independent auditor for the fiscal year ending December 31, 2022.

According to the Company, none of the Company's certificate of incorporation, Bylaws or anything else require that the Company's shareholders approve the appointment of KPMG as the Company's independent auditor. The Company has stated that the Audit Committee will consider the results of the shareholder vote for this proposal and, in the event of a negative vote, will reconsider its selection of KPMG. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that a change would be in the best interests of the Company and its shareholders.

The favorable vote of the holders of a majority of the shares of Common Stock represented in person or by proxy and entitled to vote on the proposal at the Annual Meeting is required to ratify the selection of KPMG.

I MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF KPMG AS THE COMPANY'S INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022, AND INTEND TO VOTE MY SHARES "FOR" THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Shareholders are entitled to one vote for each share of Genworth's Class A Common Stock (the "Common Stock") held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting. Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, Mr Klarquist believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted **WITHHOLD** with respect to the election of the Compensation Committee Directors, **FOR** all other Company nominees (other than the Compensation Committee Directors), **AGAINST** the advisory resolution approving the compensation of the named executive officers, and **FOR** the ratification of the appointment of KPMG LLP as the independent auditor of the Company for the fiscal year ending December 31, 2022.

Shareholders are advised that the Company's nine nominees, including the Compensation Committee Directors, are not the nominees of Mr Klarquist, have not consented to be named in these proxy materials, and are the nominees of Genworth. Because the Compensation Committee Directors are not my nominees and have not consented to be named in this proxy statement, they are not participants in this solicitation. The names, backgrounds and qualifications of the Company's nominees, and other information about them, can be found in the Company's proxy statement. This Proxy Statement does not include authority to vote for the Compensation Committee Directors. Should you choose to vote in favor of either of the Compensation Committee Directors you must use the Company's proxy card. I can provide no assurance that any of the Company's nominees will serve as directors if elected or that the Compensation Committee Directors will submit their resignations if they are elected by a plurality of the votes cast, but fail to receive a majority.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. The presence, in person or by proxy, of the holders of at least a majority of the shares entitled to vote at the Annual Meeting will be considered a quorum for the transaction of business.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. If you vote to abstain on one or more proposals, your shares of Common Stock will be counted as present for purposes of determining a quorum unless you vote to abstain on all proposals.

According to the Company's proxy statement, abstentions and broker non-votes (if any) are counted as present for purposes of establishing a quorum at the Annual Meeting. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a "broker non-vote"). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a shareholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone to be counted in the determination of a quorum.

VOTES REQUIRED FOR APPROVAL

Election of Directors — The Company has stated the following in its proxy statement dated April 6, 2022: "*At the 2022 Annual Meeting, stockholders will vote on the election of nine directors. The Board of Directors has nominated nine candidates for election. On February 2, 2022, Mr. Scott Klarquist provided notice to the Company of his intent to nominate himself as a candidate for election to the company's Board of Directors at the 2022 Annual Meeting. Thus, the Board of Directors has determined that the election will be contested, and directors will be elected by a plurality of votes properly cast.*" If the plurality vote standard applies to this year's election, each of the Company's nine director nominees will be elected even if each only receives a single vote in such candidate's favor. Thus, a vote to "Withhold" with respect to any such candidate would not have any effect on the outcome of the election (assuming such candidate has received at least one "For" vote). In addition, abstentions and withhold votes would not be counted in determining whether a director has received a plurality of the votes cast for his or her election.

However, on April 14, 2022, Mr Klarquist officially withdrew as a nominee for election as a director at the Company's 2022 annual meeting. Since I am not proposing an alternate slate of directors and am no longer a nominee or candidate for election to the board at this year's annual meeting, I believe that the election is uncontested despite my opposition to the Compensation Committee Directors. To be elected in an uncontested election, per Section 3.2 of the Company's bylaws each of the Company's director candidates would need to receive a majority of votes cast at the 2022 annual meeting. Thus, a vote to "Withhold" regarding any such candidate would have the effect of constituting a vote against such's candidate's election to the board (abstentions and "broker non-votes", on the other hand, would not be counted in determining whether a director has received a majority of the votes cast for his or her election). The Company has a director resignation policy in place for uncontested elections, whereby any nominee in an uncontested election who does not receive a majority of votes cast shall promptly tender his or her resignation from the Board of Directors following the certification of the stockholder vote. Under this policy, the Nominating and Corporate Governance Committee will assess the appropriateness of the nominee continuing to serve as a director and will recommend to the Board of Directors whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the reason for the decision.

Regardless of whether a majority or plurality voting standard applies at this year's meeting, if this proxy solicitation results in any director failing to receive a majority of the votes cast for his or her election, then I believe it would clearly be inappropriate and inconsistent with contemporary corporate governance for any such director to continue to serve on the Board and the failure of the Board to accept any tendered resignations that may result from the Annual Meeting would be a violation of proper corporate governance, and in direct opposition to a clear shareholder directive. In addition, I reserve the right, either prior to or following this year's annual meeting, to challenge in court the Company's contention that the 2022 election of directors qualifies as "contested" under the Company's bylaws.

Advisory Vote on Executive Compensation — According to the Company's proxy statement, the affirmative vote of a majority of the shares of Common Stock, represented in person or by proxy at the Annual Meeting and entitled to vote on the matter, is required to approve of the Company's executive compensation. The Company's proxy statement notes, however, that this vote is advisory only and will not be binding. The results of the vote on this proposal will be taken into consideration by the Company, the Board or the appropriate committee of the Board, as applicable, when making future decisions regarding these matters.

Ratification of the Selection of Accounting Firm — According to the Company's proxy statement, the affirmative vote of a majority of the shares of Common Stock, represented in person or by proxy at the Annual Meeting and entitled to vote on the matter, is required to ratify the selection of KPMG. The Company's proxy statement notes, however, that this vote is advisory only and will not be binding. The results of the vote on this proposal will be taken into consideration by the Company, the Board or the appropriate committee of the Board, as applicable, when making future decisions regarding these matters.

If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with my recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to me at the address set forth on the back cover of this Proxy Statement or to the Company at 6620 West Broad Street, Richmond, Virginia 23230 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, I request that either the original or photostatic copies of all revocations be mailed to Mr Klarquist at the address set forth on the back cover of this Proxy Statement so that I will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, I may use this information to contact shareholders who have revoked their proxies to solicit later dated proxies for a vote to withhold on the Compensation Committee Directors.

IF YOU WISH TO VOTE WITHHOLD ON THE ELECTION OF THE COMPENSATION COMMITTEE DIRECTORS TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED <u>BLUE</u> PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Mr Klarquist. Proxies may be solicited by mail, facsimile, telephone, electronic mail, in person and by advertisements.

The entire expense of soliciting proxies is being borne by Mr Klarquist. Costs of this solicitation of proxies are currently estimated to be approximately (A) in cash, up to $12,000 (including, but not limited to, costs incidental to the solicitation) and (B) in kind, up to $150,000 in value of legal & other solicitation services being performed by Mr Klarquist in his individual capacity, as opposed to being performed by third-party service providers such as law firms and proxy solicitors (as is typical in proxy contests). Mr Klarquist estimates that through the date hereof his expenses in furtherance of, or in connection with, (i) in cash, negligible and (ii) in kind, $50,000. To the extent legally permissible, if I am successful in its proxy solicitation, I intend to seek reimbursement from the Company for the expenses I incur in connection with this solicitation. I do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

[Not applicable]

Mr Klarquist beneficially owns 50,100 shares of GNW Class A common stock (100 shares of record and 50,000 beneficially but not of record). He disclaims beneficial ownership of shares of Common Stock that he does not directly own. The shares of Common Stock purchased by Mr Klarquist were purchased with working capital. Positions in the shares of Common Stock held in margin accounts may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities are held in such margin accounts in addition to the Common Stock, it may not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by Mr Klarquist any one time.

Except as set forth in this Proxy Statement, (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

HOUSEHOLDING

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that, unless you have sent contrary instructions to such bank, broker or other nominee record holder, only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. I will promptly deliver a separate copy of the document to you if you write to me or call me using the contact information on the back cover of this proxy statement. If you want to receive separate copies of my proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact me using the contact information on the back cover of this proxy statement.

OTHER MATTERS AND ADDITIONAL INFORMATION

I am unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which I am not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed **BLUE** proxy card will vote on such matters in their discretion.

The information concerning the Company and the proposals in the Company's proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although I have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date I have not had access to the books and records of the Company, was not involved in the preparation of such information and statements and am not able to verify such information and statements. All information relating to any person other than the Participants is given only to my knowledge.

You should not assume that the information contained in this Proxy Statement is accurate as of any date other than the date of this proxy statement, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

SHAREHOLDER PROPOSALS

According to the Company's proxy statement, for a shareholder proposal to be considered for inclusion in the Company's proxy statement for the annual meeting next year, the written proposal must be received by the Corporate Secretary of the Company at their principal executive offices no later than December 7, 2022. For a shareholder proposal that is not intended to be included in the Company's proxy statement under Rule 14a-8 or for a shareholder to nominate a director for election to the Board for the annual meeting next year, the shareholder must give timely notice to the Corporate Secretary of the Company in accordance with the Company's Bylaws, which, in general, require that the notice be received by the Corporate Secretary of the Company:

- Not earlier than January 19, 2023, and
- Not later than the close of business on February 18, 2023.

In addition to satisfying the foregoing requirements with respect to director nominations, to comply with the SEC's universal proxy rules (once effective), stockholders who intend to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 20, 2023.

CERTAIN ADDITIONAL INFORMATION

I HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY'S PROXY STATEMENT RELATING TO THE UPCOMING ANNUAL MEETING BASED ON MY RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE I FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedule attached hereto has been taken from, or is based upon, publicly available information.

_____

Your vote is important. No matter how many or how few shares you own, please vote WITHHOLD with respect to the election of the Compensation Committee Directors by marking, signing, dating and mailing the enclosed BLUE proxy card promptly.

Thank you,

Scott Klarquist

April 19, 2022

SCHEDULE I

Below is information regarding persons who beneficially own more than 5% of the Common Shares and the ownership of Common Shares by the Company's directors and officers.

Name of Beneficial Owner	Beneficial Ownership: Number of Shares	Beneficial Ownership: Percentage	Other Non-Management Director Stock-Based Holdings[1]
BlackRock, Inc.[2]	72,937,368	14.4%	
The Vanguard Group, Inc.[3]	55,360,357	10.9%	
Thomas J. McInerney	4,039,625	*	
Daniel J. Sheehan IV[4]	1,522,651	*	
Rohit Gupta[4]	443,166	*	
Brian Haendiges[4]	63,450	*	
Ward E. Bobitz[4]	496,563	*	
Kevin D. Schneider[5]	268,097	*	
G. Kent Conrad	—	—	222,832
Karen E. Dyson	—	—	31,961
Jill R. Goodman	—	—	29,311
Melina E. Higgins	—	—	236,913
Howard D. Mills	—	—	29,311
Debra J. Perry	—	—	151,403
Robert P. Restrepo Jr.	50,000	*	151,403
Elaine A. Sarsynski[6]	—	—	—
Ramsey D. Smith	—	—	29,311
All directors and executive officers as a group (15 persons)[7]	6,208,293	1.2%	

* Less than 1%.

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Mr Klarquist your proxy to vote **WITHHOLD** with respect to the election of **the Compensation Committee Directors** and in accordance with Mr Klarquist's recommendations on the other proposal(s) on the agenda for the Annual Meeting by taking three steps:

·   SIGNING the enclosed BLUE proxy card;

·   DATING the enclosed BLUE proxy card; and

·   MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Mr Klarquist at the address set forth below.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of my proxy materials, please contact Mr Klarquist as follows:

85 Broad Street, 18th Floor
New York, NY 10005
(646) 592-0498
Email: info@sevencornerscapital.com

GENWORTH FINANCIAL, INC.

2022 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF SCOTT KLARQUIST IN HIS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF GENWORTH FINANCIAL, INC.
IS NOT SOLICITING THIS PROXY

P   R   O   X   Y

The undersigned appoints Scott Klarquist as agent and attorney with full power of substitution to vote all shares of common stock of Genworth Financial, Inc. (the "Company") which the undersigned would be entitled to vote, if present, at the 2022 annual meeting of shareholders of the Company scheduled to be held virtually on May 19, 2022, at 9:00 a.m., EST (including any adjournments or postponements thereof and any meeting called in lieu thereof, the "Annual Meeting").

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Scott Klarquist a reasonable time before this solicitation.

SHAREHOLDERS ARE ADVISED THAT THE COMPANY'S NOMINEES, INCLUDING KAREN E. DYSON, JILL R. GOODMAN, MELINA E. HIGGINS AND ROBERT P. RESTREPO JR., ARE NOT THE NOMINEES OF MR KLARQUIST, HAVE NOT CONSENTED TO BE NAMED IN THESE PROXY MATERIALS, AND ARE THE NOMINEES OF GENWORTH. BECAUSE THE COMPENSATION COMMITTEE DIRECTORS ARE NOT MY NOMINEES AND HAVE NOT CONSENTED TO BE NAMED IN THIS PROXY STATEMENT, THEY ARE NOT PARTICIPANTS IN THIS SOLICITATION.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED "WITHHOLD" ON THE ELECTION OF KAREN E. DYSON, JILL R. GOODMAN, MELINA E. HIGGINS AND ROBERT P. RESTREPO JR., "FOR" ALL OTHER COMPANY NOMINEES, "AGAINST" PROPOSAL NO. 2 AND "FOR" PROPOSAL NO. 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Mr Klarquist's solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS BLUE PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

MR KLARQUIST STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE "WITHHOLD" ON THE ELECTION OF KAREN E. DYSON, JILL R. GOODMAN, MELINA E. HIGGINS AND ROBERT P. RESTREPO JR., MAKES NO RECOMMENDATION WITH RESPECT TO THE ELECTION OF THE OTHER COMPANY NOMINEES, RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO. 2 AND MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

1. Election of Directors.

WITHHOLD ON KAREN E. DYSON, JILL R. GOODMAN, MELINA E. HIGGINS AND ROBERT P. RESTREPO JR. AND FOR THE OTHER COMPANY NOMINEES	**WITHHOLD ON ALL COMPANY NOMINEES**	**WITHHOLD ON KAREN E. DYSON, JILL R. GOODMAN, MELINA E. HIGGINS AND ROBERT P. RESTREPO JR. (EXCEPT AS WRITTEN BELOW); AND FOR ALL OTHER COMPANY NOMINEES**
 ☐	 ☐	 ☐
		_____
		_____
		_____
		_____

Mr Klarquist intends to use this proxy to vote "WITHHOLD" on Karen E. Dyson, Jill R. Goodman, Melina E. Higgins and Robert P. Restrepo Jr. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company's proxy statement.

INSTRUCTIONS: If you do not wish for your shares to be voted "WITHHOLD" on a particular nominee, mark the "WITHHOLD ON KAREN E. DYSON, JILL R. GOODMAN, MELINA E. HIGGINS AND ROBERT P. RESTREPO JR. (EXCEPT AS WRITTEN BELOW); AND FOR ALL OTHER COMPANY NOMINEES" box and write the name(s) of the Compensation Committee Directors you do support on the line(s) above. Your shares of common stock will be voted withhold on the remaining Compensation Committee Directors.

2. The Company's advisory vote on the compensation of the Company's named executive officers.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

3. The Company's proposal to ratify the selection of KPMG as the Company's independent auditor for the fiscal year ending December 31, 2022.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

DATED: _____, 2022

_____
(Signature)

_____
(Signature, if held jointly)

_____
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.